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* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
REGISTERED FOREIGN LAWYERS		FRANKFURT
WILL H. CAI (CALIFORNIA)		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
BRADLEY A. KLEIN (ILLINOIS)		MUNICH
RORY MCALPINE (ENGLAND & WALES)		PARIS
GREGORY G.H. MIAO (NEW YORK)		SÃO PAULO
ALAN G. SCHIFFMAN (NEW YORK)		SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

April 14, 2014

VIA EMAIL AND EDGAR

Coy Garrison, Staff Attorney

Kristina Aberg Attorney-Advisor

Robert Telewicz, Senior Staff Accountant

Shannon Sobotka, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Leju Holdings Limited (CIK No. 0001596856)
Registration Statement on Form F-1 (Registration No.:  333-194505)
Response to the Staff’s Comments on April 11, 2014

Dear Mr. Garrison, Ms. Aberg, Mr. Telewicz and Ms. Sobotka:

On behalf of our client, Leju Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments raised by the Staff over the phone on April 11, 2014. Concurrently with the submission of this letter, the Company is filing amendment No. 5 to its registration statement on Form F-1 (the “Amended Registration Statement”) and a free writing prospectus via EDGAR with the Commission.

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears.

The Company respectfully advises the Staff that it expects to request the Staff’s declaration of effectiveness of the Amended Registration Statement on April 16, 2014. The Company would appreciate the Staff’s continuing support and assistance.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

*              *              *

Dilution

1.                                      How did the company come up with $7.80 as the amount of dilution in net tangible book value to new investors on page 59?  Can someone explain it or revise this figure if it’s incorrect.

The Company respectfully advises the Staff that $7.80 was originally calculated as follows:

Per ADS
Assumed initial public offering price	11.00
Minus: Net tangible book value as adjusted	2.15
Minus: IPO expenses and commissions	1.05
Amount of dilution in net tangible book value to new investors	7.80

The Company has revised the calculation as follows and revised the corresponding numbers on pages 49 and 59 of the Amended Registration Statement.

Per ADS
Assumed initial public offering price	11.00
Minus: Net tangible book value as adjusted	2.15
Amount of dilution in net tangible book value to new investors	8.85

2.                                      Are the shares issued to Tencent recently included in the “existing shareholders” line on page 60 in the Dilution section?  If the shares to Tencent should be presented in a separate line?

In response to the Staff’s comment, the Company has revised the referenced disclosure presenting the shares to be issued to Tencent in the private placement concurrent with the closing of the IPO in a separate line in the Dilution section on page 60 of the Amended Registration Statement. The Company respectfully advises the Staff that the transaction between E-House and Tencent subsequent to December 31, 2013 whereby E-House sold 19,201,800 shares of the Company to Tencent on March 21, 2014 does not result in additional shares being issued by the Company. Therefore, the 19,201,800 shares sold by E-House to Tencent on March 21, 2014 are indeed included in the 120,000,000 shares held by existing shareholders as of December 31, 2013. However, as the transfer from E-House to Tencent occurred on March 21, 2014, subsequent to December 31, 2013, the Company believes it is not necessary to present the secondary transfer in a separate line.

*              *              *

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Xin Zhou, Chairman, Leju Holdings Limited

Min Chen, Chief Financial Officer, Leju Holdings Limited

Lawrence Jin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP